                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)


                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   690057-10-4
                                 (CUSIP Number)


       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 27, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Arte R. Moreno
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[X]

                                                                          (b)[ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                               PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                       25,862,629*
       OWNED BY        ---------------------------------------------------------
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                           7,827,602*
         WITH          ---------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                        25,862,629*
                       ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                         3,479,396*
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      33,690,231*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------
* As adjusted for the three-for-two stock split effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 3 of 9 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRN Properties Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[X]

                                                                          (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
                               00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Arizona
--------------------------------------------------------------------------------
     NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                        4,121,266*
      OWNED BY        ----------------------------------------------------------
        EACH             8     SHARED VOTING POWER
     REPORTING
       PERSON                           4,348,206*
        WITH          ----------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                                        4,121,266*
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,469,472*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

* As adjusted for the three-for-two stock split effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 4 of 9 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carole D. Moreno
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[X]

                                                                          (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
                               N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                        -0-
      OWNED BY        ----------------------------------------------------------
        EACH             8     SHARED VOTING POWER
     REPORTING
       PERSON                           3,429,396*
        WITH          ----------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                                        -0-
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                        1,524,176*
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,429,396*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

* As adjusted for the three-for-two stock split effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 5 of 9 Pages


This Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D ("Schedule 13D") previously filed by the undersigned with the Securities and Exchange Commission (the "Commission") with respect to the common stock, $.01 par value ("Common Stock"), of Outdoor Systems, Inc. (the "Issuer"), as amended by Amendment No. 1 ("Amendment No. 1") filed with the Commission on August 28, 1997 and Amendment No. 2 ("Amendment No. 2") filed with the Commission on December 16, 1997, further amends the Schedule 13D and restates it in its entirety.

All information herein concerning the Common Stock of the Issuer has been adjusted to give effect to three-for-two stock splits effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.



ITEM 1.           SECURITY AND ISSUER.

           See page 1 of this Amendment No 3.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) See Items No. 1 on pages 2, 3 and 4 of this Amendment No. 3. Of the 25,862,629 shares of Common Stock as to which Mr. Moreno has sole voting and dispositive power, (i) 4,121,266 shares are held of record by BRN Properties Limited Partnership ("BRN"), Mr. Moreno's family limited partnership, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009, and (ii) 15,063,578 shares may be purchased by Mr. Moreno pursuant to options granted by the Issuer which are currently exercisable or become exercisable within 60 days of the date hereof.

                  Mr. Moreno is the general partner of BRN. Mr. Moreno disclaims beneficial ownership of the shares of Common Stock of the Issuer held by BRN except to the extent of his partnership interest.

                  Of the 7,827,602 shares of Common Stock as to which Mr. Moreno has shared voting power, (i) 4,348,206 shares are held by M-K Link and certain transferees thereof (see Item 6), (ii) 3,429,396 are held by Mr. Moreno and his wife as joint tenants, and (iii) 50,000 shares are held by the Arturo R. and Carole D. Moreno Foundation (the "Moreno Family Foundation"), a charitable foundation of which Mr. Moreno is President and a member of the Board of Directors. Mr. Moreno shares voting control with William S. Levine with respect to the shares held by M-K Link and such transferees.

         (b)      1702 E. Highland Suite 310
                  Phoenix, Arizona 85009

         (c) Mr. Moreno is President and Chief Executive Officer and a member of the Board of Directors of the Issuer.

         (d) None of Mr. Moreno, Mrs. Moreno or BRN has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Moreno, Mrs. Moreno or BRN has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 6 of 9 Pages



         (f) Both Mr. Moreno and Mrs. Moreno are citizens of the United States. BRN is organized under the laws of the State of Arizona.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         See Item 4 on pages 2, 3 and 4 of this Amendment No. 3. Mr. Moreno acquired 6,727,785 of the shares of Common Stock held by him upon the exercise of an option to purchase shares from M-K Link for an aggregate purchase price of $935,136. Mr. Moreno paid such exercise price from personal funds. BRN acquired the shares of Common Stock held by it by a contribution from Mr. Moreno. Mrs. Moreno became beneficial owner of the shares of Common Stock held by her as a result of the transfer by Mr. Moreno from himself as sole holder to himself and Mrs. Moreno as joint tenants.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Moreno, Mrs. Moreno and BRN hold all of the Company's securities held by them beneficially and of record for investment purposes. Mr. Moreno, Mrs. Moreno and/or BRN may acquire additional shares of Common Stock in the future for investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Items 11 and 13 on pages 2, 3 and 4 of this Amendment No.
                  3. Mr. Moreno disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by BRN except to the extent of his partnership interest and disclaims beneficial ownership of the shares held by M-K Link. Mr. Moreno also disclaims beneficial ownership of the shares held by the Moreno Family Foundation.

         (b)      See Items 7 through 10 on pages 2, 3 and 4 of this Amendment
                  No. 3.

                  Item 7 on page 2 includes (i) 4,121,266 shares of Common Stock held of record by BRN, and (ii) 15,063,578 shares of Common Stock subject to options granted by the Issuer to Mr. Moreno, which are currently exercisable or become exercisable within 60 days of the date hereof.

                  Item 8 on page 2 includes (i) 3,429,396 shares of Common Stock held by Mr. Moreno and his wife, Carole D. Moreno, as joint tenants, (ii) 4,348,206 shares held by M-K Link and certain transferees thereof that are subject to the Stockholders' Agreement referenced in Item 6 below, and (iii) 50,000 shares held by the Moreno Family Foundation.

                  Item 8 on page 3 includes the shares held by M-K Link and certain transferees thereof that are subject to the Stockholders' Agreement; BRN is an express third party beneficiary of the Stockholders' Agreement.

         (c) None of Mr. Moreno, Mrs. Moreno or BRN effected any transactions in Common Stock of the Issurer in the last 60 days.

         (d) The Stockholders' Agreement referred to in Item 6 was entered into on April 15, 1996.

         (e) Mr. Moreno shares with William S. Levine, the Chairman of the Board of Directors and a stockholder of the Issuer, the right to vote the 4,348,206 shares held by M-K Link and certain transferees thereof pursuant to the Stockholders' Agreement referenced in Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 7 of 9 Pages



          Mr. Moreno, Ms. Moreno and BRN are parties to a Stockholders Agreement (the "Infinity Stockholders Agreement"), dated as of May 27, 1999, among Infinity Broadcasting Corporation ("Infinity"), Mr. Moreno, William S. Levine, the Chairman of the Board and stockholder of the Issuer, Ms. Moreno, Levine Investments Limited Partnership and BRN. The Infinity Stockholders Agreement was entered into concurrently and in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 27, 1999, among Infinity, the Issuer and Burma Acquisition Corp., a wholly-owned subsidiary of Infinity ("Subsidiary"), pursuant to which the Issuer shall be merged (the "Merger") with and into Subsidiary, with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Infinity. Pursuant to the Infinity Stockholders Agreement, Mr. Moreno, Ms. Moreno and BRN have agreed to vote (or cause to be voted) the shares beneficially owned by them (other than the Moreno Family Foundation shares) and the shares held by M-K Link over which they have voting rights (see paragraph below) in the following manner: (a) in favor of the Merger, and the Merger Agreement and the approval of the terms thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the Infinity Stockholders Agreement; (c) against any extraordinary corporate transaction, such as a merger or consolidation, involving the Issuer or any of its subsidiaries; or (d) against any other action involving the Issuer or its subsidiaries that is intended, or could in any manner be expected, to adversely affect the Merger and any transactions contemplated by the Merger Agreement and the Infinity Stockholders Agreement.

          Mr. Moreno is a party to a Stockholders' Agreement dated as of April 15, 1996 (the "Stockholders' Agreement") among M-K Link, Mr. Moreno and William S. Levine. Pursuant to the Stockholders' Agreement, M-K Link is prohibited from transferring any shares of Common Stock held by it, except for specifically permitted transfers among the family members of Stephen J. Haberkorn, pledges in connection with bona fide loans, transfers pursuant to public offerings, transactions permitted by Rule 144 (provided that no takeover proposal, as defined in the Stockholders' Agreement, is pending) and certain other transactions approved by the Issuer. The Stockholders' Agreement also grants Messrs. Levine and Moreno a right of first refusal with respect to any shares of Common Stock that M-K Link proposes to transfer in any transfer other than that specifically permitted by the Stockholders' Agreement. Finally, the Stockholders' Agreement grants to Mr. Levine and Mr. Moreno joint and several rights to exercise all voting rights of Common Stock owned by M-K Link in elections of directors, or in connection with approval or disapproval of mergers, consolidations or other proposals related to acquisitions by the Issuer, or any other matters submitted to stockholders for a vote. The Stockholders' Agreement remains in full force and effect for so long as each of Messrs. Levine and Moreno holds office as a director or officer of the Issuer or holds employment or consulting positions with the Issuer, or until M-K Link no longer holds shares of Common Stock of the Issuer. Upon the transfer by M-K Link of shares of Common Stock to certain related parties, these transferees have become subject to the Stockholders' Agreement. BRN is an express third party beneficiary of the Stockholders' Agreement.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

         2. Joint Filing Agreement dated as of August 26, 1997 by and between Arte R. Moreno, Carole D. Moreno and BRN Properties Limited Partnership. (Filed as Exhibit 3 to Amendment No. 1 to
                  Schedule 13D filed with the Commission on August 28, 1997.)

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 8 of 9 Pages



         3. Stockholders Agreement, dated as of May 27, 1999, among Infinity Broadcasting Corporation, William S. Levine, Arturo
                  R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership. (Filed as
                  Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated June 3, 1999.)

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                          Page 9 of 9 Pages



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:  June 10, 1999


                                             /s/ ARTE R. MORENO
                                             ----------------------------------
                                             Arte R. Moreno


                                             /s/ CAROLE D. MORENO
                                             ----------------------------------
                                             Carole D. Moreno



                                             BRN PROPERTIES LIMITED PARTNERSHIP


                                             By: /s/  ARTE R. MORENO
                                                 ------------------------------
                                                 Arte R. Moreno
                                                 General Partner

                                 EXHIBIT INDEX


         1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

         2. Joint Filing Agreement dated as of August 26, 1997 by and between Arte R. Moreno, Carole D. Moreno and BRN Properties Limited Partnership. (Filed as Exhibit 3 to Amendment No. 1 to
                  Schedule 13D filed with the Commission on August 28, 1997.)

         3. Stockholders Agreement, dated as of May 27, 1999, among Infinity Broadcasting Corporation, William S. Levine, Arturo
                  R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership. (Filed as
                  Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated June 3, 1999.)